

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2024

Daniel Wolf
Partner, Kirkland & Ellis LLP
Wyndham Hotels & Resorts, Inc.
601 Lexington Avenue
New York, NY 10022

> **Re: Wyndham Hotels & Resorts, Inc.**
> **PREC14A filed February 26, 2024**
> **File No. 001-38432**

Dear Daniel Wolf:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREC14A filed February 26, 2024

General

1.   We note your disclosure in the proxy statement and the letter to shareholders that Choice has provided notice of its intention to nominate a full slate of directors for election at the Annual Meeting. Please update your proxy disclosure to reflect that such nominations have occurred.

How do I make a stockholder proposal for the 2024 Annual Meeting? , page 9

2.   Revise the title of this section to reflect that it also contains information about deadlines for nominating directors for the 2025 Annual Meeting.

Background of the Solicitation, page 11

3.   Refer to the last paragraph on page 12. Expand to summarize the contents of the Choice letter of June 1, 2023 and how it purported to address Wyndham's concerns.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions